Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 24, 2015

1 Zaandam, Town Hall meeting – June 24, 2015

Ahold
DELHAIZE GROUP
Albert Heijn
etos
Gall & Gall
bol.com
albert
pingo doce
Stop&Shop
Giant
GIANT
MARTIN'S
Peapod
FOOD LION
Hannaford
DELHAIZE
AB Βασιλόπουλος
...και του πουλιού το γάλα!
red
MAXI
Tempo
MEGA IMAGE
SUPER INDO
Tom & Co

2 Today’s announcement | Stronger together Bringing together trusted, local brands to create an even better place to shop

1911

1883

Albert Heijn and his wife open a small grocery store in Oostzaan

Delhaize brothers open their first grocery store in Charleroi

1887

1867

3 Two proud histories coming together

Amsterdam
NETHERLANDS
GERMANY
BELGIUM
Bruxelles

UNiGRO

SHV

METRO GROUP

Ahold

DELHAIZE GROUP

4 Back to my roots

Amsterdam
NETHERLANDS
GERMANY
BELGIUM
Bruxelles

METRO GROUP

KLM

DELHAIZE GROUP

5 Our new deputy CEO & Chief Integration Officer Amstelveen

6 Great products, stores and associates

The right combination
at the right time
»
A complementary base of more than 6,500 stores characterized by trusted brands with strong local identities and a shared focus on customers and communities
»
Superior customer offering with enhanced choices in products, services and shopping
anytime, anywhere
»
Offering an even better place to work, built on similar values and heritage
»
Increases the impact of  social responsibility and sustainability programs
»
Bringing together two financially strong businesses

To innovate, take risks and succeed together
To innovate, take risks and succeed together
Making
our
brands
even better
places
to work
To build on the resources of a stronger, bigger,
more diverse company
To build on the resources of a stronger, bigger,
more diverse company
To become even more vital to our customers and
local communities
To become even more vital to our customers and
local communities
To bring together the best of both companies’
cultures and business practices
To bring together the best of both companies’
cultures and business practices
To enhance the combined company’s
commitment to training and career development
To enhance the combined company’s
commitment to training and career development

ME
VT
NH
MA
RI
CT
NY
PA
NJ
DE
DC
MD
WV
VA
KY
TN
NC
SC
GA
Netherlands
Belgium
Luxembourg
Czech Republic
Romania
Serbia
Greece
Ahold Presence[1]
Delhaize Presence[1]
Ahold + Delhaize Presence

The right combination at the right time
Serving over 50 million customers across an expanded geographic reach
Source: 2014 annual reports, company websites
Excludes
JVs
i.e.
JMR
for
Ahold
in
Portugal
and
Super
Indo
for
Delhaize
in
Indonesia
Over 6,500 multi-
format stores
Leading positions in
key markets
Over 50 million
customers in the
U.S. and Europe
€54.1bn
Combined 2014
sales
1

10 We have a lot in common

Ahold

Putting the
customer
first
Doing what's
right
Winning
together
Making ideas
happen
Getting
better
every day

DELHAIZE GROUP

▶ OUR VALUES
DETERMINATION
INTEGRITY
COURAGE
HUMILITY
HUMOR

11 We share similar values

Together we will build an even better company
Meet your new leadership team
Mats Jansson
Chairman
Jan Hommen
Vice Chairman
Jeff Carr
Chief Financial Officer
James McCann
Chief Operating Officer
US Ahold brands
Frans
Muller
Deputy CEO and Chief
Integration Officer
Kevin Holt
Chief Operating Officer
US Delhaize brands
Dick Boer
Chief Executive Officer
Pierre Bouchut
Chief Operating Officer
Europe
Jacques de
Vaucleroy
Vice Chairman

13 What happens next? Merger not expected to close until 2016 Business as usual until then

Ahold Centerpoint
Home
About Ahold
Global functions
Zaandam office
Ahold DELHAIZE GROUP
FAQ
For your information
Press release (EN, NL)
Fast facts
Do's and don'ts
Merger website
Infographic
"The proposed merger with Delhaize is an exciting opportunity to create an even stronger and more innovative retail leader for our customers, associates and shareholders worldwide. Our companies share common values, proud histories rooted in family entrepreneurship, and businesses that complement each other well." - Dick Boer
Click here to read the full announcement

Ahold DELHAIZE GROUP
Home
About
News and Media
Contacts
Bringing together trusted, local brands to create an even better place to shop
Press conference replay

14 We are committed to keeping you informed Dedicated Google Site www.adcombined.com

Ahold

Albert Heijn
etos
Gall & Gall
bol.com
albert
pingo doce
Stop&Shop
Giant
GIANT
MARTIN'S
Peapod

DELHAIZE GROUP

FOOD LION
Hannaford
DELHAIZE
AB Βασιλόπουλος
...και του πουλιού το γάλα!
red
MAXI
Tempo
MEGA IMAGE
SUPER INDO
Tom & Co

15 Today’s announcement | Stronger together Bringing together trusted, local brands to create an even better place to shop 375,000

YOUR QUESTIONS?

Cautionary
notices
NO OFFER OR SOLICITATION
This
communication
is
being
made
in
connection
with
the
proposed
business
combination
transaction
between
Koninklijke
Ahold
N.V.
also
known
as Royal Ahold
(“Ahold”) and Delhaize Group (“Delhaize”).  This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other
European regulations.  This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.
IMPORTANT
ADDITIONAL
INFORMATION
WILL
BE
FILED
WITH
THE
SEC
In
connection
with
the
proposed
transaction,
Ahold
will
file
with
the
U.S.
Securities
and
Exchange
Commission
(the
“SEC”)
a
registration
statement on Form F-4 that will include a prospectus.  The prospectus will be mailed to the holders of American Depositary Shares of
Delhaize
and
holders
of
ordinary
shares
of
Delhaize
(other
than
holders
of
ordinary
shares
of
Delhaize
that
are
non-U.S.
persons
(as
defined in the applicable rules of the SEC)).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS
AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED
MATTERS.
Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by
Ahold
and Delhaize through the website maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain
free
copies
of
the
prospectus
and
other
documents
filed
by
Ahold
with
the
SEC
by
contacting
Ahold
Investor
Relations
at
investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Cautionary
notices
continued
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views
and
assumptions
and
involve
known
and
unknown
risks
and
uncertainties
that
could
cause
actual
results,
performance,
or
events
to
differ
materially
from
those
included in such statements.  These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations
or
financial
condition,
or
state
other
information
relating
to
Ahold
or
Delhaize,
based
on
current
beliefs
of
management
as
well
as
assumptions
made
by, and information currently available to, management.  Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,”
“plan,”
“could,”
“estimate,”
“expect,”
“forecast,”
“guidance,”
“intend,”
“may,”
“possible,”
“potential,”
“predict,”
“project”
or
other
similar
words,
phrases
or
expressions.  Many of these risks and uncertainties relate to factors that are beyond Ahold’ s or Delhaize’s control.  Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:  the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain
the
approval
of
the
transaction
by
Ahold’s
and
Delhaize’s
shareholders;
the
risk
that
the
necessary
regulatory
approvals
may
not
be
obtained
or
may
be
obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly
or
that
the
combined
company
will
not
realize
the
expected
benefits
from
the
transaction;
Ahold’s
or
Delhaize’s
ability
to
successfully
implement
and
complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s
or Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed
transaction
on
the
ability
of
Ahold
to
retain
customers
and
retain
and
hire
key
personnel,
maintain
relationships
with
suppliers,
and
on
their
operating
results
and
businesses
generally;
litigation
relating
to
the
transaction;
the
effect
of
general
economic
or
political
conditions;
Ahold’s
ability
to
retain
and
attract
employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects,
responsible
retailing,
insurance
and
unforeseen
tax
liabilities.
The
foregoing
list
of
factors
is
not
exhaustive.
Forward-looking
statements
speak
only
as of the date they are made.  Ahold
does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.